

December 31, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: iShares Trust
Issuer CIK: 0001100663
Issuer File Number: 333-92935/811-09729
Form Type: 8-A12B
Filing Date: December 31, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of iShares Large Cap Max Buffer Dec ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications

8050 Marshall Drive, Suite 120 › Lenexa, KS 66214 › cboe.com